Exhibit 99.1

Further to the appointment of Kate Nealon and Agnes Touraine as Directors of Cable and Wireless plc ("the Company") on 18 January 2005, the Company confirms that there are no further details to be disclosed under paragraph 16.4 of the Listing Rules.